Tyr Equity, Inc.

P.O. Box 1571

Cumming, Georgia 30028

September 28, 2020

Via EDGAR and Federal Express Overnight

Mr. David Lin, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

RE:      Tyr Equity, Inc.

Withdrawal of Registration Statement on Form S-1

Filed on May 14, 2019

File No. 333-231468

Ladies and Gentlemen:

On behalf of Tyr Equity, Inc., a Georgia corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”) that the Registration Statement on Form S-1, together with all exhibits and the amendment thereto (File No. 333-231468) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market and other conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the 1933 Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to William M. Aul, Esq., via email at Bill@Aullaw.net.

Page Two

Mr. David Lin, Esq.

Division of Corporation Finance

Securities and Exchange Commission

September 28, 2020

Should you have any questions regarding the request for withdrawal, please contact William M. Aul, Esq. by telephone at 619-497-2555.

Thank you for your kind assistance.

Sincerely,

/s/ Ryan Schadel

Ryan Schadel

RS: mds

cc: William M. Aul, Esq.